UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of July 7, 2003

Commission File Number: 0-17551

DYNAMIC OIL & GAS, INC.
(Translation of registrant’s name into English)

Suite 230 - 10991 Shellbridge Way
Richmond B.C. Canada V6X 3C6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.

	By:	/s/ Mike Bardell________
Mike Bardell
Chief Financial Officer
Corporate Secretary
Date: July 7, 2003

July 7, 2003

Dynamic Announces Closing of Overriding Royalty Repurchase

DYNAMIC OIL & GAS, INC. (“the Company”) is pleased to announce the closing of its repurchase of three separate Gross Overriding Royalty Interests (the “Overrides”) entitling each of the three royalty holders to a 1% gross overriding royalty on existing production and any new production added to the Company’s asset base in the future.

As previously announced on June 4, 2003, the Compensation Committee of the Board of Directors reached agreements with the three executive royalty holders to repurchase the Overrides for an aggregate price of $6,516,000. The independent directors have determined that the purchase price is fair based upon reports by Sproule Associates Limited of Calgary, Alberta, a fairness opinion prepared by Octagon Capital Corporation of Toronto, Ontario, and other advisors.

All required approvals have now been obtained and appropriate documentation completed for the closing of the repurchase of the Overrides. Under the terms of the repurchase documents, the aggregate purchase price was paid by the issuance of 1,050,666 common shares of the Company and the payment of $1,000,000 in cash. The number of common shares issued was based on a price of $5.25 per share, such price having been determined according to a daily volume-weighted average price formula applied to recent trading as required by the rules of the Toronto Stock Exchange.

Jonathan A. Rubenstein, Chairman of the Compensation Committee, stated that, “This past year has been an important year of changes for the Company. The Company changed its fiscal year end from March 31 to December 31, contracted the large Calgary firm, Sproule Associates Limited, to perform independent evaluations of the Company’s reserves and the Company has now repurchased the overriding royalty interests. We believe all of these changes are of benefit to the Company, as we continue to receive strong support from the investment community for these various initiatives.”

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Jonathan A. Rubenstein
Director

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT THE VARIOUS INITIATIVES DISCUSSED ABOVE WILL, INDIVIDUALLY OR IN AGGREGATE, BE RESPONSIBLE FOR ENHANCED TRADING ACTIVITY FOR THE COMPANY’S COMMON SHARES. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003”

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com